UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number 001-39968

TELUS International (Cda) Inc.

(Registrant’s name)

Floor 5, 510 West Georgia Street

Vancouver, BC V6B 0M3

Tel.: (604) 695-3455

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K (except all references to or summaries of fairness opinions and formal valuation) shall be deemed to be incorporated by reference in TELUS International (Cda) Inc.’s registration statements on Form F-3 (File No. 333-264066), Form S-8 (File No. 333-252685) and Form S-8 (File No. 333-287491) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELUS International (Cda) Inc.

Date: September 11, 2025	By:	/s/ Michel Belec
	Name:	Michel Belec
	Title:	Chief Legal Officer and Corporate Secretary

EXHIBIT

Exhibit	Description of Exhibit

99.1	Arrangement Agreement, dated September 1, 2025, between TELUS Corporation (“TELUS”) and TELUS International (Cda) Inc. (the “Arrangement Agreement”) (incorporated by reference to Exhibit 11 to Amendment No. 4 to the Schedule 13D filed by TELUS with the Commission on September 2, 2025 (the “Schedule 13D/A”))

99.2	Shareholder Support and Voting Agreement, dated September 1, 2025, between Riel B.V. and TELUS Corporation

99.3	Form of Director and Officer Support and Voting Agreement entered into between TELUS Corporation and each director and officer of TELUS International (Cda) Inc. (incorporated by reference to Exhibit 12 to the Schedule 13D/A (see Schedule E to the Arrangement Agreement included as Exhibit 11 to the Schedule 13D/A))

99.4	Material Change Report, dated September 11, 2025